Exhibit 99.3
SOPHiA GENETICS Reports Financial Results for the Second Quarter of Fiscal 2023
Robust growth and efficient expense execution continues

BOSTON, United States and ROLLE, Switzerland, August 8, 2023 — SOPHiA GENETICS SA (Nasdaq: SOPH), a cloud-native software company and a leader in data-driven medicine, today reported financial results for the second quarter ended June 30, 2023.

Recent Highlights
•Revenue for the second quarter of 2023 was $15.1 million, representing year-over-year growth of 29% on a reported basis over the corresponding period of 2022; Constant currency year-over-year revenue growth excluding COVID-19-related revenues was 30%.

•Gross margins were 67% on a reported basis and 70% on an adjusted basis for the second quarter of 2023.

•Operating loss in the second quarter of 2023 on a reported basis was $20.0 million and a $14.6 million loss on an adjusted basis, representing an improvement from the second quarter of 2022 of 17% year-over-year on an IFRS basis and 25% year-over-year on an adjusted basis.

•Continued adoption of SOPHiA DDM™ in clinical markets globally has enabled our analysis volume in the second quarter of 2023 to grow to a record 78,146 analyses representing year-over-year growth of 18%, while volume excluding COVID-19-related analysis grew 27% year-over-year.

•Reiterated full-year guidance including reported revenue growth expected to be at or above 30%, constant currency revenue growth excluding COVID-19-related revenue to be between 30% and 35%, and 2023 operating losses to be below 2022 levels.

CEO Commentary

“SOPHiA GENETICS delivered year-over-year constant currency ex. COVID-19 revenue growth of 30% in the second quarter of 2023 as we performed over 78,000 analyses and continued to demonstrate our leadership in the area of technology agnostic artificial intelligence (AI) software for genomic and multimodal analysis. We signed 16 new logos in the quarter, further expanding the size of our network, and today I am excited to share with you two prominent new logos; the Peter MacCallum Cancer Center (Peter Mac), a leading cancer center in Australia, and Tulane University School of Medicine, one of the oldest medical schools in the United States, are each joining our cloud-based bioinformatics network,” said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder of SOPHiA GENETICS. “I am proud of our second quarter new customer wins, our robust analyses and revenue growth. Our team delivered this strong performance while again maintaining outstanding fiscal discipline, resulting in meaningful improvement in cash utilization from the prior year period.”

Ecosystem Update

Today, SOPHiA GENETICS announced that Tulane University School of Medicine based in New Orleans went live on SOPHiA DDM™ technology. Tulane, one of the oldest medical schools in the United States, has a longstanding history of medical research and education and is looking to scale its hematologic (blood) testing program and advance blood cancer research. They chose SOPHiA DDM™ at the time of the upgrade of their heme panel sequencing platform because of the analytical performance and faster turnaround time that SOPHiA DDM™ offers. The SOPHiA DDM™ Platform will enable Tulane University School of Medicine to quickly sort and analyze NGS data, identify key biomarkers, and aid in stratification so that researchers can share data-based recommendations with clinical researchers who are fighting the over 100 types of often quickly progressing blood cancers.

During the quarter, SOPHiA GENETICS announced that it had joined CancerX as a founding member to help accelerate cancer research. CancerX was announced by the White House in February 2023 as part of the reignited national Cancer Moonshot initiative. SOPHiA GENETICS joins alongside other founding members such as the Moffitt Cancer Center and Memorial Sloan Kettering and looks forward to contributing to the inaugural project of improving equity and reducing cost in cancer treatments.

Annual General Meeting Update

On June 26th, at the company’s Annual General Meeting of shareholders at its headquarters in Rolle, Switzerland, the shareholders approved the re-election of the Board members who were up for re-election as well as the new appointment of Lila Tretikov. Lila is Deputy Chief Technology Officer at Microsoft, where she previously served as Corporate Vice President in artificial intelligence (AI). Before joining Microsoft, Tretikov was CEO and Vice Chair of Terrawatt for two years and served as CEO of Wikipedia and Wikimedia.
Second Quarter Financial Results

Total revenue for the second quarter of 2023 was $15.1 million compared to $11.7 million for the second quarter of 2022, representing year-over-year growth of 29%. Constant currency revenue growth was 27%, and constant currency revenue growth excluding COVID-19-related revenue was 30%.

Platform analysis volume, including volume from integrated access customers, increased to 78,146 analyses for the second quarter of 2023 compared to 66,165 analyses for the second quarter of 2022. The year-over-year growth of 18% was attributable to growth in the core platform analysis volume, partially offset by the continued decline of COVID-19-related analysis volume. Excluding COVID-related volumes, platform analysis volumes were 77,125 for the second quarter of 2023 compared to 60,636 in the second quarter of 2022, representing 27% year-over-year growth.

Gross profit for the second quarter of 2023 was $10.0 million compared to gross profit of $7.6 million in the second quarter of 2022, representing year-over-year growth of 32%. Gross margin was 67% for the second quarter of 2023 compared with 65% for the second quarter of 2022. Adjusted gross profit was $10.5 million, an increase of 34% compared to adjusted gross profit of $7.9 million in the second quarter of 2022. Adjusted gross margin was 70% for the second quarter of 2023 compared to 67% for the second quarter of 2022.

Total operating expenses for the second quarter of 2023 were $30.1 million compared to $31.7 million for the second quarter of 2022.

R&D expenses for the second quarter of 2023 were $8.9 million compared to $9.0 million for the second quarter of 2022.

Sales and marketing expenses for the second quarter of 2023 were $7.2 million compared to $8.2 million for the second quarter of 2022.

General and administrative expenses for the second quarter of 2023 were $14.0 million dollars compared to $14.7 million for the second quarter of 2022.

Operating loss for the second quarter of 2023 was $20.0 million compared to $24.1 million in the second quarter of 2022. Adjusted operating loss for the second quarter of 2023 was $14.6 million compared to $19.6 million for the second quarter of 2022.
Net loss for the second quarter of 2023 was $21.4 million or $0.33 per share compared to $24.7 million or $0.39 per share in the second quarter of 2022.

Cash and cash equivalents were $148.6 million as of June 30, 2023.

2023 Outlook
The company is reaffirming its previously provided guidance of:

•full-year reported revenue growth expected to be at or above 30%;

•full-year constant currency revenue growth excluding COVID-19-related revenue expected to be between 30% and 35%; and

•2023 operating losses expected to be below 2022 levels.

Constant currency revenue growth excluding COVID-19-related revenue is a non-IFRS measure. See “Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue” below for a description of its calculation. The company is unable to provide a reconciliation of forward-looking constant currency revenue growth excluding COVID-19-related revenue to revenue, the most comparable IFRS financial measure, due to the inherent difficulty in forecasting and quantifying the impact of foreign currency translation.

Webcast and Conference Call Information
SOPHiA GENETICS will host a conference call and live webcast to discuss the second quarter of 2023 financial results as well as business outlook on Tuesday, August 8, 2023, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Summer Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website. The conference call can also be accessed live over the phone by dialing 1-800-715-9871 (United States) or 1-646-307-1963 (outside of the United States). Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.

About SOPHiA GENETICS

SOPHiA GENETICS SA (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM or connect on Twitter, Facebook, LinkedIn, and Instagram.  Where others see data, we see answers.

Non-IFRS Financial Measures
To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:
•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;
•Adjusted operating loss, which the company calculates as operating loss adjusted to exclude amortization of capitalized research and development expenses, amortization of intangible assets, share-based compensation expense, and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense.

These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:

•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business; and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
In addition to constant currency revenue, the company presents constant currency revenue excluding COVID-19-related revenue to further remove the effects of revenues that are derived from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages the SOPHiA DDMTM Platform and related products and solutions analytical capabilities and COVID-19 bundled access products. SOPHiA GENETICS do not believe that these revenues reflect its core business of commercializing its platform because the company’s COVID-19 solution was offered to address specific market demand by its customers for analytical capabilities to assist with their testing operations. The company does not anticipate additional development of its COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and the company does not expect COVID-19-related revenues to constitute in the future, a significant part of its revenue. Accordingly, the company believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating its revenue growth. However, this non-IFRS measure has limitations, including that COVID-19-related revenues contributed to the company’s cash position, and other companies may define COVID-19-related revenues differently. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.

The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.
Investor Contact
Katherine Bailon
VP, Investor Relations
IR@sophiagenetics.com

Media Contact
Kelly Katapodis
Senior Manager, Media & Communications
media@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	$15,054	$11,667	$29,020	$22,528
Cost of revenue	(5,007)	(4,047)	(9,279)	(8,197)
Gross profit	10,047	7,620	19,741	14,331
Research and development costs	(8,891)	(8,990)	(18,225)	(18,465)
Selling and marketing costs	(7,203)	(8,235)	(13,627)	(16,099)
General and administrative costs	(14,041)	(14,697)	(27,283)	(29,078)
Other operating income, net	41	223	60	211
Operating loss	(20,047)	(24,079)	(39,334)	(49,100)
Finance expense, net	(1,276)	(608)	(1,582)	(841)
Loss before income taxes	(21,323)	(24,687)	(40,916)	(49,941)
Income tax (expense) benefit	(73)	6	(180)	(227)
Loss for the period	(21,396)	(24,681)	(41,096)	(50,168)
Attributable to the owners of the parent	(21,396)	(24,681)	(41,096)	(50,168)

Basic and diluted loss per share	$(0.33)	$(0.39)	$(0.64)	$(0.78)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Loss for the period	$(21,396)	$(24,681)	$(41,096)	$(50,168)
Other comprehensive income (loss):
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	3,680	(5,028)	5,651	(6,989)
Total items that may be reclassified to statement of loss	3,680	(5,028)	5,651	(6,989)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	(226)	1,336	(296)	1,764
Total items that will not be reclassified to statement of loss	(226)	1,336	(296)	1,764
Other comprehensive income (loss) for the period	$3,454	$(3,692)	$5,355	$(5,225)
Total comprehensive loss for the period	$(17,942)	$(28,373)	$(35,741)	$(55,393)
Attributable to owners of the parent	$(17,942)	$(28,373)	$(35,741)	$(55,393)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$148,552	$161,305
Term deposits	—	17,307
Accounts receivable	9,847	6,649
Inventory	5,458	5,156
Prepaids and other current assets	4,708	5,838
Total current assets	168,565	196,255
Non-current assets
Property and equipment	7,685	7,129
Intangible assets	22,818	19,963
Right-of-use assets	16,347	14,268
Deferred tax assets	1,964	1,940
Other non-current assets	5,824	4,283
Total non-current assets	54,638	47,583
Total assets	$223,203	$243,838
Liabilities and equity
Current liabilities
Accounts payable	$6,553	$6,181
Accrued expenses	13,795	14,505
Deferred contract revenue	7,734	3,434
Lease liabilities, current portion	3,466	2,690
Total current liabilities	31,548	26,810
Non-current liabilities
Lease liabilities, net of current portion	16,358	14,053
Defined benefit pension liabilities	3,420	2,675
Other non-current liabilities	175	170
Total non-current liabilities	19,953	16,898
Total liabilities	51,501	43,708
Equity
Share capital	4,048	3,464
Share premium	471,827	471,623
Treasury shares	(657)	(117)
Other reserves	36,383	23,963
Accumulated deficit	(339,899)	(298,803)
Total equity	171,702	200,130
Total liabilities and equity	$223,203	$243,838

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Six months ended June 30,
	2023	2022
Operating activities
Loss before tax	$(40,916)	$(49,941)
Adjustments for non-monetary items
Depreciation	2,873	1,778
Amortization	1,281	797
Finance expense, net	1,394	219
Expected credit loss allowance	123	158
Share-based compensation	7,106	7,360
Movements in provisions and pensions	478	386
Research tax credit	(600)	(732)
Working capital changes
Increase in accounts receivable	(834)	(791)
(Increase) Decrease in prepaids and other assets	(1,061)	474
Increase in inventory	(268)	(284)
Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	3,749	3,543
Cash used in operating activities	(26,675)	(37,033)
Income tax paid	(676)	—
Interest paid	(5)	(67)
Interest received	2,243	155
Net cash flows used in operating activities	(25,113)	(36,945)
Investing activities
Purchase of property and equipment	(1,246)	(1,266)
Acquisition of intangible assets	(788)	(1,009)
Capitalized development costs	(2,842)	(2,774)
Proceeds upon maturity of term deposits	17,546	42,337
Purchase of term deposits	—	(10,585)
Net cash flow provided from investing activities	12,670	26,703
Financing activities
Proceeds from exercise of share options	207	759
Payments of principal portion of lease liabilities	(1,761)	(938)
Net cash flow used in financing activities	(1,554)	(179)
Decrease in cash and cash equivalents	(13,997)	(10,421)
Effect of exchange differences on cash balances	1,244	(3,640)
Cash and cash equivalents at beginning of the year	161,305	192,962
Cash and cash equivalents at end of the period	$148,552	$178,901

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands, except for %)
(Unaudited)

	Three months ended June 30,			Six months ended June 30,
	2023	2022	Growth	2023	2022	Growth
IFRS revenue	$15,054	$11,667	29%	$29,020	$22,528	29%
Current period constant currency impact	(202)	—		416	—
Constant currency revenue	$14,852	$11,667	27%	$29,436	$22,528	31%
COVID-19-related revenue	(72)	(292)		(197)	(623)
Constant currency impact on COVID-19-related revenue	(8)	—		(3)	—
Constant currency revenue excluding COVID-19-related revenue	$14,772	$11,375	30%	$29,236	$21,905	33%
SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	$15,054	$11,667	$29,020	$22,528
Cost of revenue	(5,007)	(4,047)	(9,279)	(8,197)
Gross profit	$10,047	$7,620	$19,741	$14,331
Amortization of capitalized research and development expenses(1)	496	253	928	451
Adjusted gross profit	$10,543	$7,873	$20,669	$14,782

Gross profit margin	67%	65%	68%	64%
Amortization of capitalized research and development expenses(1)	3%	2%	3%	2%
Adjusted gross profit margin	70%	67%	71%	66%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss for the Period
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating loss	$(20,047)	$(24,079)	$(39,334)	$(49,100)
Amortization of capitalized research & development expenses (1)	496	253	928	451
Amortization of intangible assets(2)	179	188	352	346
Share-based compensation expense(3)	4,676	3,889	7,106	7,360
Non-cash pension expense(4)	84	178	162	372
Adjusted operating loss	$(14,612)	$(19,571)	$(30,786)	$(40,571)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(2)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.

(3)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(4)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.